Exhibit 99.1

News Release 2/2011 February 3, 2011

Baja Appoints Wolf Seidler to Board

Vancouver, February 3, 2011 - Baja Mining Corp. ("Baja") (TSX:BAJ - OTCQX: BAJFF) is pleased to announce the appointment of Mr. Wolf Seidler as an Additional Director to Baja’s Board of Directors effective January 28, 2011.

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R & D project related to the deep geological disposal of highly radioactive long lived waste. Mr. Seidler is also a director of Inmet Mining Corporation and Bridgeport Ventures Inc.

“We are very pleased to welcome Wolf to Baja” said Tom Ogryzlo, Chair of Baja’s Board. “With his many years of operations experience and his extensive knowledge of the industry, he is an excellent resource and a welcome addition to our Board.”

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

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BAJA MINING CORP
500-200 Burrard Street, Vancouver, BC, Canada V6C 3L6
T 604 685 2323 F 604 629 5228	www.bajamining.com | BAJ:TSX

News Release 2/2011 February 3, 2011

For further information please contact John Greenslade, President, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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